14 February 2002
Number: 09/02

BHP BILLITON ANNOUNCES RECORD INTERIM PROFIT RESULT OF US$1.2 BILLION

The BHP Billiton Group today announced a record attributable profit of US$1,198 million for the half year ended 31 December 2001, an increase of US$40 million or 3.5 per cent compared to the combined figure in the corresponding period last year.

Earnings per share of US19.9 cents for the half year ended 31 December 2001 was 1 per cent higher compared to the corresponding period last year. Earnings Before Interest and Tax (EBIT) was US$1,651 million for the six month period, a decrease of US$219 million or 11.7 per cent compared to the corresponding period last year.

BHP Billiton CEO and Managing Director Paul Anderson said:
"This is another solid profit result that reflects the resilience and earnings capability of our world-class businesses. It also demonstrates the significant benefits of the commodity, market and geographic diversity that is a distinguishing attribute of the BHP Billiton Group."

"This earnings improvement was achieved despite difficult market conditions. The result was delivered in the face of markedly lower prices for many of our major commodity businesses including base metals, crude oil, aluminium, steel and stainless steel materials."

Compared with the corresponding period last year, lower commodity prices reduced turnover by approximately US$405 million and, after adjusting for price linked costs, the net effect on EBIT was US$280 million. The market downturn in exchange traded commodities was partly offset by the diversity of the Group's earnings base with stronger prices recorded for metallurgical coal, energy coal, gas and iron ore.

The overall net decline in prices was substantially offset by the contribution from acquisitions and new operations, favourable foreign currency impacts and lower costs. New and acquired operations raised EBIT by US$170 million, compared with the corresponding six month period last year.

This EBIT improvement was due to increased interests in the Worsley alumina refinery (Australia) and Ekati? diamond mine (Canada), increased profits from the Mozal aluminium smelter (Mozambique) and Rio Algom base metals businesses and profits from new petroleum operations including the Typhoon oil and gas field (USA), Zamzama field (Pakistan) and Keith field
(UK North Sea). Attributable profit below the EBIT line was positively impacted by exchange gains on net debt.

Growth Portfolio

The BHP Billiton Group committed over US$1.8 billion to new capital projects and other investment activities since the beginning of the fiscal year.

During the half year, BHP Billiton's commitment to delivering high-value growth projects was demonstrated with approval of Mozal II (Mozambique) aluminium expansion; the Mount Arthur North energy coal development (Australia), Dendrobium metallurgical coal mine (Australia) and the Bream Gas Pipeline in Bass Strait (Australia).

More recently, the Group approved the phased development of the Mad Dog oil and gas field in the Gulf of Mexico (US); expansion of the Hillside (South Africa) aluminium smelter and Yandi iron ore lump project (Australia) and announced the planned expansion of its interests in the Cerrejon
Zona Norte (CZN) energy coal mine (Columbia) through the acquisition of International Colombia Resources Corporation (Intercor).

Mr Anderson said: "We are making significant progress in bringing to fruition one of the value propositions of the merger - delivery of the deep inventory of high quality growth options within the Group's portfolio.
The focus is now on sequencing those major growth opportunities."

Merger Integration and Operations

BHP Billiton Deputy CEO Brian Gilbertson said: "The integration of
BHP and Billiton was, in substantial measure, completed during the reporting period. The Customer Sector Groups (CSGs) are established and staffed and are firing on all cylinders. The marketing structure, centered around the hubs of The Hague and Singapore, is operational and initiatives are well underway to entrench world-class practice in serving our customers.
Clear accountability and responsibility has been established throughout the organisational structure and a robust governance and risk management framework is in place."

"The CSG Presidents are strongly committed to operational excellence with a standardised management process being codified as the "BHP Billiton Way". Lower operating costs and higher returns on capital employed are clear targets for each CSG. The significant Base Metals initiative to temporarily cut annual copper production by 170,000 tonnes provided further evidence of innovative thinking facilitated by the CSG structure", he said.

"The recent implementation of an enhanced organisational structure, removing an entire management layer and integrating the Minerals'
CSG Presidents into the Executive Committee, effectively finalises the strategic decision-making structure of the Group."

"Those involved in the merger integration process have laid the foundation for a resource company of unrivalled quality and enterprise which will bring benefits for shareholders for decades to come."

Progress has also been made in further enhancing the quality of the combined asset portfolio with the sell-down or divesture of a number of assets. During the half year, BHP Billiton completed the sale of its 80 per cent interest in the PT Arutmin Indonesia (Arutmin) energy coal mining operations in Kalimantan (Indonesia) and the sell down of its interests in Columbus Stainless Steel (South Africa). In February, the Group also announced the completion of its withdrawal from the Ok Tedi copper mining operations (Papua New Guinea) with the transfer of its 52 per cent equity holding to a sustainable development fund that will operate for the benefit of the Papua New Guinean people.

Mr Gilbertson said: "In the first six months the merged entity incurred expected one-off expenditures for re-location, retrenchment and establishment of new functions. We are on-track for the delivery of merger synergies with a range of programs underway including a reduction in the number of offices globally, from 32 to 14 offices, planned for completion by the end of this financial year."

Outlook

Mr Gilbertson said: "There is little evidence yet of a recovery in the major economies. Though demand and prices remain strong for some of our products and in certain markets, others are experiencing challenging conditions. While we are confident of the medium term outlook, the current half year will be difficult. Our robust cash flows and diversified income stream leave us well placed in this downturn and in a strong position to take advantage of the recovery when it occurs."


The financial information included in this release is prepared in accordance with UK generally accepted accounting principles (GAAP). The interim results are discussed in more detail in the attachment, the BHP Billiton Interim Report 31 December 2001. The Interim Report is also prepared in accordance with UK GAAP, except for information set out on page 54, which contains financial results prepared in accordance with Australian GAAP and presented in Australian dollars.

Further news and information can be found on our Internet site:
www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com



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